Crystal Systems Solutions Today Launched a Follow-On Cash Tender Offer for All Outstanding Shares of Liraz

HERZLIA, Israel--(BUSINESS WIRE)-March 13, 2003  --Crystal Systems Solutions Ltd. (Nasdaq:CRYS - News) Board of Directors has yesterday decided to pursue a follow-on cash tender offer to acquire all of the outstanding shares of Liraz Systems Ltd., an Israeli company traded on the TASE.

Pursuant to a Share Exchange Agreement between Crystal, Formula Systems (1985) Ltd. and certain additional shareholders of Liraz, and subsequent to cash tender offer announced in December 2002, Crystal currently owns 90% of Liraz.

The offer price is NIS 10.80 (approx, $2.24) per share in cash for each outstanding share of Liraz.

This tender offer to acquire 675,497 shares of Liraz is scheduled to expire on Thursday, March 27 at 14:00 (Local time in Israel).

About Crystal

Crystal Systems Solutions Ltd. develops and markets software products and solutions that enable clients to efficiently manage the IT assets at their disposal, including legacy applications, modern application packages, middleware, and networking technologies. Its products provide cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application's entire life cycle.

For more information, please visit our web site at 'color:black; '>http://www.crystal-sys.com.

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

About Liraz

Liraz provides software and services for enterprise application development and management through its wholly owned subsidiary BluePhoenix Solutions. In addition to some of the world's largest financial institutions, BluePhoenix provides large-scale solutions for leading enterprises around the world. The BluePhoenix group is headquartered in the Netherlands with wholly owned BluePhoenix subsidiaries in Cyprus, Denmark, Germany, Italy, the United Kingdom, and the United States.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This release does not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. Any such offer will be made only by means of the Offer to Purchase Statement, dated March 13, 2003.

This press release is also available at www.crystal-sys.com. All names and trademarks are their owners' property.

Contact:

     Crystal Systems Solutions
     Iris Yahal: +972-9-9526110